Page 1 of 11


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*





                              D'ANGELO BRANDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   236151-10-6
                                 (CUSIP Number)

                               Norman Alpert, Esq.
                          Sonnenschein Nath & Rosenthal
                           1221 Avenue of the Americas
                          New York, New York 10020-1089
                                 (212) 768-6700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 236151-10-6                                               Page 2 of 11
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

------ -------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Wasanda Enterprises Inc. (Ontario, Canada corporation with no United States I.R.S. identification no.)
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        OO
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Ontario, Canada
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER  - 0 -
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER  20,000,000(1)
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER  - 0 -
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER  20,000,000(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 20,000,000(1)
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 49.3%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                                 CO
------ -------------------------------------------------------------------------

(1) Consists of Warrants for 20,000,000 shares

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 236151-10-6                                               Page 3 of 11
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

------ -------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Sherfam Inc. (Ontario, Canada corporation with no United States I.R.S. identification no.)
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        OO
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Ontario, Canada
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER  - 0 -
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER  20,000,000(1)
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER  - 0 -
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER  20,000,000(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 20,000,000(1)
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 49.3%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                                 CO
------ -------------------------------------------------------------------------

(1) Consists of Warrants for 20,000,000 shares

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 236151-10-6                                               Page 4 of 11
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

------ -------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Shermco Inc. (Ontario, Canada corporation with no United States I.R.S. identification no.)
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        OO
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Ontario, Canada
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER  - 0 -
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER  20,000,000(1)
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER  - 0 -
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER  20,000,000(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 20,000,000(1)
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 49.3%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                                 CO
------ -------------------------------------------------------------------------

(1) Consists of Warrants for 20,000,000 shares

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 236151-10-6                                               Page 5 of 11
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

------ -------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        The Bernard Sherman 2000 Trust (Ontario, Canada corporation with no United States I.R.S. identification no.)
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        OO
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Ontario, Canada
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER  - 0 -
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER  20,000,000(1)
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER  - 0 -
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER  20,000,000(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 20,000,000(1)
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 49.3%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                                 OO
------ -------------------------------------------------------------------------

(1) Consists of Warrants for 20,000,000 shares

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 236151-10-6                                               Page 6 of 11
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

------ -------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Bernard C. Sherman
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        OO
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Ontario, Canada
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER  - 0 -
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER  20,000,000(1)
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER  - 0 -
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER  20,000,000(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 20,000,000(1)
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 49.3%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                                 IN
------ -------------------------------------------------------------------------

(1) Consists of Warrants for 20,000,000 shares

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D filed on October 2, 2002 and previously amended on October 9, 2002 (the "Schedule 13D") filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Wasanda Enterprises Inc. ("Wasanda"), Sherfam Inc., Shermco Inc., the Bernard Sherman 2000 Trust, a trust created under the laws of the Province of Ontario, Canada, and Mr. Bernard C. Sherman (collectively, the "Reporting Persons"). The Schedule 13D and this Amendment relate to the Common Stock, par value $.001 per share (the "Shares"), of D'Angelo Brands, Inc., a Nevada corporation (the "Issuer").


ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

     In connection with a $650,000 (Canadian) secured demand loan (the "Loan") bearing interest at 10% from Wasanda to the Issuer and a subsidiary thereof, D'Angelo Brands Ltd., an Ontario corporation ("Brands"), on December 20, 2002 the Issuer issued to Wasanda warrants exercisable for 5,000,000 Shares (the "New Warrants") at an exercise price of $.06 per share (subject to adjustment).


ITEM 4  PURPOSE OF THE TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     The Loan is secured by a subordinated security interest in all of the assets of the Issuer and Brands and a first priority security interest on their inventory and receivables in Ontario, Canada, and guarantees by Frank D'Angelo (President and a Director of the Issuer) and (on a limited recourse basis) Giuseppe D'Angelo (a Director of the Issuer).


ITEM 5  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     On December 20, 2002 Wasanda was issued the New Warrants in connection with making the Loan. The New Warrants for 5,000,000 Shares are immediately exercisable at a price of $.06 per Share (subject to adjustment) and expire on

December 19, 2007. The only Shares "beneficially owned" by any of the Reporting Persons are the 20,000,000 Shares which Wasanda has the right to acquire upon exercise of the 5,000,000 New Warrants and upon exercise of the 15,000,000 currently exercisable warrants issued by the Issuer to Wasanda on September 23, 2002 (the "Old Warrants"), as previously disclosed in the Schedule 13D. The Shares issuable under the Old Warrants and the New Warrants (collectively, the "Warrants") represent, in the aggregate, approximately 49.3% of the outstanding Shares (after giving effect to the exercise of all of the Warrants), based upon a total of 20,582,863 Shares outstanding, as reported in the Issuer's Form 10-QSB for the Quarterly Period ended July 31, 2002 filed on October 1, 2002. This percentage does not give effect to 30,854,396 outstanding Exchangeable Class B Shares. If effect were given to exchange of the Exchangeable Class B Shares for Shares, the Reporting Persons' ownership percentage would be 28.0%. As previously described in the Schedule 13D, the Reporting Persons may be deemed to share voting and dispositive power with respect to the Shares issuable upon exercise of the Warrants.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

     In connection with the Loan, in addition to the New Warrants, Wasanda received from the Issuer and Brands a Debenture to evidence the Loan; from Frank D'Angelo and Giuseppe D'Angelo a Guarantee and Postponement of Claim; and from Giuseppe D'Angelo a Collateral Charge relating to a Toronto, Ontario residence owned by him and occupied by Frank D'Angelo. Wasanda and Frank D'Angelo have entered into a Call Option Agreement pursuant to which Mr. D'Angelo has the right to purchase the Shares issued upon exercise of the New Warrants within seven days after exercise thereof for the market price of the Shares on the date of exercise multiplied by the number of New Warrants exercised. The New Warrant is attached hereto as one of the Exhibits and is incorporated herein by reference.


ITEM 7  MATERIALS TO BE FILED AS EXHIBITS.

          99.6 Warrant, dated as of December 19, 2002, from the Issuer to Wasanda.

          99.7 Debenture, dated as of December 19, 2002, from the Issuer and Brands to Wasanda.

          99.8 Guarantee and Postponement of Claim, dated as of December 19, 2002, from Frank D'Angelo and Giuseppe D'Angelo to Wasanda.

          99.9 Call Option Agreement, dated as of December 19, 2002, between Wasanda and Frank D'Angelo.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2002

                                 WASANDA ENTERPRISES INC.


                                 By:   /s/ Michael Florence
                                       -----------------------------------------
                                       Michael Florence, Authorized Officer



                                 SHERFAM INC.


                                 By:   /s/ Bernard C. Sherman
                                       -----------------------------------------
                                       Bernard C. Sherman, Chairman



                                 SHERMCO INC.


                                 By:   /s/ Bernard C. Sherman
                                       -----------------------------------------
                                       Bernard C. Sherman, Chairman



                                 THE BERNARD SHERMAN 2000 TRUST


                                 By:   /s/ Bernard C. Sherman
                                       -----------------------------------------
                                       Bernard C. Sherman, Trustee


                                 /s/ Bernard C. Sherman
                                 -----------------------------------------------
                                     Bernard C. Sherman

                                  Exhibit Index

          99.6 Warrant, dated as of December 19, 2002, from the Issuer to Wasanda.

          99.7 Debenture, dated as of December 19, 2002, from the Issuer and Brands to Wasanda.

          99.8 Guarantee and Postponement of Claim, dated as of December 19, 2002, from Frank D'Angelo and Giuseppe D'Angelo to Wasanda.

          99.9 Call Option Agreement, dated as of December 19, 2002, between Wasanda and Frank D'Angelo.